PROFFITT'S, INC.


          PROFFITT'S, INC. AND YOUNKERS, INC. GIVE PERFORMANCE UPDATES

                              FOR IMMEDIATE RELEASE


                                                         CONTACT:  Julia Bentley
                                                                    423/983-7000

Knoxville, Tennessee and Des Moines, Iowa (January 15, 1996)--Department store companies Proffitt's, Inc. and Younkers, Inc. today gave performance updates on the fourth quarter and year ending February 3, 1996.

Proffitt's, Inc. Chairman and Chief Executive Officer, R. Brad Martin, stated, "While our November comparable store sales performance of 13% exceeded expectations, we experienced weaker than expected sales in December in one of the most difficult retail environments in recent history. We estimate this sales and resulting gross margin shortfall will negatively impact the Company's fourth quarter earnings by approximately $.15 per share (on a primary basis). In addition, winter storm conditions have adversely affected January sales performance, particularly at the Proffitt's Division, and we will be unable to recover the December sales shortfall. Based upon the circumstances, we anticipate earnings per share for the fourth quarter, prior to an estimated $.03 charge for the closing of our Proffitt's Eastgate store in Chattanooga, will approximate last year's fourth quarter operating earnings of $1.14 per share on a primary basis and $.93 on a fully diluted basis. However, while we are disappointed in our anticipated fourth quarter revenue and earnings performance, we expect 1995 to be a record earnings year with primary earnings per share of approximately $1.72 and fully diluted earnings per share of approximately $1.61."

W.  Thomas  Gould,  Chairman  and Chief  Executive  Officer  of  Younkers,  Inc.
commented, "We are pleased to announce that we anticipate the fourth quarter earnings performance of Younkers will be stronger than expected, resulting in anticipated operating earnings for 1995 of approximately $1.86 per share, excluding store closing costs and costs associated with the sale of two units. Excluding the non-recurring costs associated with the attempted takeover of Younkers by Carson Pirie Scott & Co., 1995 operating earnings are expected to approximate $2.07 per share."

Anticipated earnings results noted for each company above are subject to normal year-end adjustments, such as inventory shrinkage results and markdown recovery from vendors. The expected results also do not include anticipated non-recurring charges related to the direct costs of the merger of Proffitt's and Younkers or charges related to the combination of the operations of the businesses.

Mr. Martin and Mr. Gould commented, "Inventories at both companies are on plan and expected to be well assorted and properly balanced as we enter the spring season."

Mr. Martin and Mr. Gould further noted, "We are pleased to relate that the management of our two companies has made much progress during the last three months in identifying synergies and best practices and in determining the appropriate corporate structure to support our combined organization. We have identified tangible synergies and best practices, many of which are ready for immediate implementation upon the closing of the transaction, that will reduce total operating expenses in excess of


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$10  million  on an  annualized  basis,  which is well  ahead of the $6  million annualized target previously identified. Going forward, we are committed to continued operating improvement and running the combined organization with the appropriate people, processes, and systems."

Mr. Martin and Mr. Gould continued, "We are confident that the merger is in the best strategic interests of our shareholders, associates, and customers and expect the business combination to produce meaningfully accretive results, subsequent to one-time charges associated with the transaction."

If the merger and related transactions are approved by the shareholders of both companies, the merger of Proffitt's, Inc. and Younkers, Inc. is scheduled to close by February 3, 1996, Proffitt's fiscal year end. Proffitt's, Inc. is a leading regional specialty department store company currently operating two divisions - the Proffitt's Division with 26 stores in Tennessee, Virginia, Georgia, Kentucky, and North Carolina and the McRae's Division with 28 stores in Alabama, Mississippi, Florida, and Louisiana. Younkers, Inc. is a leading regional department store company with 53 stores in Iowa, Wisconsin, Nebraska, Michigan, Illinois, Minnesota, and South Dakota. On a combined basis, the company will operate over 100 stores in sixteen states with annualized revenues in excess of $1.3 billion.